UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: April 27, 2021

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Cellectis S.A.

Cellectis S.A. (the “Company”) will hold its Combined Ordinary and Extraordinary General Meeting (the “Meeting”) on June 1, 2021 beginning at 2:30 p.m. (Paris time) at 8, rue de la Croix Jarry, 4th floor, 75013 Paris, France. In the context of the COVID-19 pandemic and in accordance with French Ordinance No. 2020-321 of March 25, 2020, the provisions of which were extended until July 31, 2021 by Decree no. 2021-255 of March 9, 2021, this Meeting will be held in closed session (i.e., without the physical presence of the shareholders and the other persons who are usually permitted to attend). Shareholders will therefore not be able to physically attend the Meeting but may be represented and vote there under the conditions specified in the Company’s Notice of Combined Shareholders’ Meeting.

The following document regarding the Company’s Meeting, which is attached as an exhibit hereto, is incorporated by reference herein:.

EXHIBITS

Exhibit	Description

99.1	Notice of Combined Shareholders’ Meeting (including Text of Resolutions)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS SA

Date: April 27, 2021	By:	/s/ André Choulika
André Choulika
Chief Executive Officer